
December 9, 2011

Via E-mail
Patrick G. Rooney
Chief Executive Officer and Chairman of the Board
Positron Corporation
7715 Loma Ct., Suite A
Fishers, IN 46038

     Re: **Positron Corporation**
             Preliminary Information Statement on Schedule 14C
             Filed August 3, 2011
             File No. 000-24092

Dear Mr. Rooney:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Tim Buchmiller for

                    Amanda Ravitz
                    Assistant Director

cc (via e-mail):   Peter Campitiello, Esq.
                     Tarter Krinsky & Drogin LLP